SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
GEOFFREY CHAN *		CHICAGO
ANDREW L. FOSTER *	TEL: (852) 3740-4700	HOUSTON
BRADLEY A. KLEIN ˜	FAX: (852) 3740-4727	LOS ANGELES
CHI T. STEVE KWOK *	www.skadden.com	NEW YORK
EDWARD H.P. LAM ♦*		PALO ALTO
HAIPING LI *		WASHINGTON, D.C.
RORY MCALPINE ♦		WILMINGTON
CLIVE W. ROUGH ♦
JONATHAN B. STONE *		BEIJING
BRUSSELS
^ (ALSO ADMITTED IN CALIFORNIA)		FRANKFURT
♦ (ALSO ADMITTED IN ENGLAND & WALES)		LONDON
˜ (ALSO ADMITTED IN ILLINOIS)		MOSCOW
* (ALSO ADMITTED IN NEW YORK)		MUNICH
PARIS
REGISTERED FOREIGN LAWYER		SÃO PAULO
Z. JULIE GAO (CALIFORNIA)		SEOUL
SHANGHAI
SINGAPORE
TOKYO
	November 20, 2018	TORONTO

VIA EDGAR

Ms. Lory Empie

Ms. Cara Lubit

Mr. Christopher Dunham

Mr. Michael Clampitt

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 360 Finance, Inc. (CIK No. No. 0001741530)
Response to the Staff’s Comments on

Amendment No. 1 to Registration Statement on Form F-1 Filed on November 6, 2018

Dear Ms. Empie, Ms. Lubit, Mr. Dunham and Mr. Clampitt:

On behalf of our client, 360 Finance, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby set forth the Company’s responses to the comments contained in the letter form the staff of the Securities and Exchange Commission (the “Staff”) dated November 16, 2018. The Staff’s comment is repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Form F-1

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements...

9. Ordinary Shares and Preferred Shares, page F-60

1.                                      We note your disclosures on pages F-61 and F-62 regarding the Series A and A+ convertible redeemable preferred shares. Please enhance your disclosures to describe with more detail how you determined the accounting treatment and the amount of the deemed dividend that you recognized as a result of the September 2018 reorganization.

The Company respectfully submits to the Staff that the preference rights the Series A and A+ preferred shareholders are entitled to in the Cayman holding company 360 Finance, Inc. are not exactly the same as what they enjoyed in Qibutianxia before the Reorganization. Therefore, the Company accounted for the Series A and A+ preferred shares as new issuance initially at fair value and engaged an independent valuation firm to assist with the valuation.  As the Company did not actually receive any cash consideration from the issuance of the Series A and A+ convertible redeemable preferred shares as part of the Reorganization, the Company recorded the fair value of Series A and A+ preferred shares to mezzanine equity by charging against equity. Furthermore,  because the Company did not have retained earnings at the reorganization date, the fair value of Series A and A+ preferred shares was first charged against additional paid-in capital until it was exhausted and the rest was charged to accumulated deficit.  The Company treated the entire amount as deemed dividend for EPS purpose. The Company also disclosed on page F-66 of Amendment No. 1 to Registration Statement on Form F-1 the pro forma effect assuming the conversion of the convertible redeemable preferred shares into ordinary shares as if the IPO occurred on the reorganization date. In the pro forma disclosure there, the deemed dividend impact is removed.

In response to the Staff’s comments, the Company proposes to revise the disclosure on page F-62 of the registration statement as follows:

“The Preferred Shares do not meet the criteria of mandatorily redeemable financial instruments specified in ASC 480-10-S99, and have been classified as mezzanine equity in the unaudited condensed combined and consolidated balance sheets. The Preferred Shares were initially measured at fair value. The Company determined the fair value of the Preferred Shares using the option pricing method with the assistance from an independent valuation firm. As the Series A convertible redeemable preferred shares and Series A+ convertible redeemable preferred shares were issued as part of the Reorganization with no cash consideration, the Company accounted for the issuance of Series A and A+ convertible redeemable preferred shares ~~in the manner as deemed dividends to shareholders and charged~~ by charging the fair value of the Series A and A+ convertible redeemable preferred shares against equity ~~retained earnings or, in the absence of retained earnings, by charging against additional paid-in capital~~. Since the Company did not have retained earnings at the reorganization date, the fair value of Series A and A+ preferred shares was first charged against additional paid-in capital until it was exhausted and the rest was charged to accumulated deficit. The changes in equity related to the recognition of Series A and A+ convertible redeemable preferred shares is disclosed in the unaudited condensed combined and consolidated statement of changes in shareholders’ equity.”

The Company plans to file an amendment to Registration Statement on Form F-1 to include the proposed disclosure set forth above and any additional comments the Staff may have with respect to this comment.

If you have any questions regarding the Company’s registration statement on Form F-1, please contact the undersigned by phone at +852 3740-4891 or via e-mail at will.cai@skadden.com, or Kevin Lin, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2196 or via email at kelin@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Will H. Cai

Enclosures.

cc:                                Jun Xu, Chief Executive Officer, 360 Finance, Inc.

Jiang Wu, Chief Financial Officer, 360 Finance, Inc.

Peter X. Huang, Esq., Partner, Skadden, Arps. Slate, Meagher & Flom LLP

Kevin Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP